BancWest Corporation and Subsidiaries
EXHIBITS AND REPORTS ON FORM 8-K (Continued)

Exhibit 12  Statement re: Computation of Ratios

BancWest Corporation and Subsidiaries
Computation of Consolidated Ratios of Earnings to Fixed Charges

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
	(Dollars in thousands)
Income before income taxes	$188,158	$173,250	$372,875	$339,973

Fixed charges (1):
Interest expense	97,607	98,047	193,733	200,292
Rental expense	4,098	5,219	8,167	10,451

	101,705	103,266	201,900	210,743
Less interest on deposits	43,589	47,723	87,025	100,870

Net fixed charges	58,116	55,543	114,875	109,873

Earnings, excluding interest on deposits	$246,274	$228,793	$487,750	$449,846

Earnings, including interest on deposits	$289,863	$276,516	$574,775	$550,716

Ratio of earnings to fixed charges:
Excluding interest on deposits	4.24x	4.12x	4.25x	4.09x
Including interest on deposits	2.85x	2.68x	2.85x	2.61x

(1)	For purposes of computing the consolidated ratios of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges, excluding interest on deposits, include interest (other than on deposits), whether expensed or capitalized, and that portion of rental expense (generally one third) deemed representative of the interest factor. Fixed charges, including interest on deposits, consists of the foregoing items plus interest on deposits. .